UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

ANCHIANO THERAPEUTICS LTD.
(Name of Issuer)
ordinary shares, no par value
(Title of Class of Securities)
03280X102
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03280X102
(1) Names of Reporting Persons.
Gabriel Capital Management Ltd.
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Israel
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	8,868,546*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	8,868,546*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	8,868,546*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11) Percent of Class Represented by Amount in Row (9)	21.7%*
(12) Type of Reporting Person (See Instructions) IA

* See Item 4 for additional information.

CUSIP NO. 03280X102
(1) Names of Reporting Persons.
Shavit Capital Fund III (US), L.P.
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Israel
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	5,370,591*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	5,370,591*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	5,370,591*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11) Percent of Class Represented by Amount in Row (9)	13.6%*
(12) Type of Reporting Person (See Instructions) PN

* See item 4 for additional information.

Item 1(a). Name Of Issuer
Anchiano Therapeutics Ltd. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices
1/3 High-Tech Village Jerusalem, 9139102 Israel
Item 2(a). Name of Person Filing
This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Gabriel Capital Management Ltd., a company organized under the laws of Israel (“GCM”) and, (ii) Shavit Capital Fund III (US), L.P. (“Shavit III” and, together with GCM, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence
The address for the Reporting Persons is: Jerusalem Technology Park - Malcha Derech Agudat Sport HaPo'el 1, Building 1, Entrance B, 4th Floor, Jerusalem, Israel.

Item 2(c). Citizenship
GCM is organized under the laws of Israel. Shavit III is a Delaware limited partnership.
Item 2(d). Title of Class of Securities
Ordinary Shares, no par value (the “Ordinary Shares”). The Ordinary Shares are held as American Depository Shares (“ADSs”), with each ADS representing five Ordinary Shares.
Item 2(e). CUSIP No.
03280X102

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to GCM is as follows:
(a) Amount Beneficially Owned:	8,868,546*
(b) Percent of Class:	21.7%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0*
(ii) Shared power to vote or to direct the vote:	8,868,546*
(iii) Sole power to dispose or to direct the disposition of:	0*
(iv) Shared power to dispose or to direct the disposition of:	8,868,546*

As reported in the cover pages to this report, the ownership information with respect to Shavit III is as follows:
(a) Amount Beneficially Owned:	5,370,591*
(b) Percent of Class:	13.6%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0*
(ii) Shared power to vote or to direct the vote:	5,370,591*
(iii) Sole power to dispose or to direct the disposition of:	0*
(iv) Shared power to dispose or to direct the disposition of:	5,370,591*

* GCM is the management company to Shavit III and certain other affiliated funds (collectively with Shavit III, the “Shavit Funds”). Gabriel Leibler is the sole shareholder of the sole shareholder of GCM. Decisions regarding the voting and disposition of securities held by the Shavit Funds are subject to approval by certain internal investment committees comprising three or more individuals, of which Mr. Leiber is a member. As of the date requiring filing of this Schedule 13G (the “Event Date”), Shavit III held 611,261 ADSs, representing 3,056,305 Ordinary Shares, and warrants exercisable for up to 2,314,286 Ordinary Shares, and the other Shavit Funds held in the aggregate 395,569 ADSs, representing 1,977,845 Ordinary Shares, and warrants exercisable for up to 1,520,110 Ordinary Shares. GCM may be deemed to beneficially own such securities held by the Shavit Funds.

In addition, as of the Event Date, Mr. Leibler separately held warrants exercisable for up to 125,816 Ordinary Shares. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of GCM and each of the Shavit Funds disclaims beneficial ownership of any such securities held separately by Mr. Leibler.

The reported beneficial ownership percentage is based upon approximately 37,099,352 Ordinary Shares of the Company, issued and outstanding as of July 15, 2019, based on information reported by the Company in its Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 22, 2019.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2020

GABRIEL CAPITAL MANAGEMENT LTD.

By:	/s/ Gabriel Leibler
Name: Gabriel Leibler
Title: Sole Director and Shareholder

SHAVIT CAPITAL FUND III (US), L.P.

By: Shavit Capital Fund 3 GP, L.P., as General Partner

By: Shavit Capital Management 3 (G.P.) Ltd., its General Partner

By:	/s/ Gabriel Leibler
Name: Gabriel Leibler
Title: Director

 Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
1. Joint Filing Agreement, dated as of January 2, 2020, by and between Gabriel Capital Management Ltd. and Shavit Capital Fund III (US), L.P.